STATEMENT OF INVESTMENTS

General Money Market Fund, Inc.

February 28, 2006 (Unaudited)

Negotiable Bank Certificate of Deposit--20.2%	Principal Amount ($)	Value ($)
Bank of America N.A.		
4.57%, 3/21/07	200,000,000 a	200,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
4.41%, 3/2/06	400,000,000	400,000,000
Barclays Bank PLC (Yankee)		
4.58%, 4/3/06	75,000,000	75,000,000
Credit Suisse (USA) Inc. (Yankee)		
4.67%, 4/24/06	235,000,000	235,000,000
Credit Suisse (Yankee)		
4.75%, 7/5/06	100,000,000	100,000,000
First Tennessee Bank N.A. Memphis		
4.57%, 4/3/06	30,000,000	30,000,000
Natexis Banques Populaires (Yankee)		
4.48%, 4/7/06	140,000,000	140,000,000
Royal Bank of Canada (Yankee)		
4.70%, 5/16/06	400,000,000	400,000,000
Sanpaolo IMI SpA (Yankee)		
4.40%, 3/6/06	200,000,000	200,000,000
Total Negotiable Bank Certificate of Deposit		
(cost $1,780,000,000)		**1,780,000,000**

Commercial Paper--53.3%		
ASB Bank Ltd.		
4.40%, 3/8/06	50,000,000	49,957,708
Atlantic Asset Securitization LLC		
4.54%, 3/20/06 - 3/21/06	206,704,000 b	206,196,855
Bank of America Corp.		
4.57%, 4/3/06	200,000,000	199,168,583
Barclays U.S. Funding Corp.		
4.48%, 4/5/06	335,000,000	333,557,174
Beethoven Funding Corporation		
4.40% - 4.59%, 3/2/06 - 4/4/06	412,780,000 b	412,012,082
BNP Paribas Finance Inc.		
4.55%, 3/1/06	100,000,000	100,000,000
Bryant Park Funding LLC		
4.66%, 4/24/06	15,000,000 b	14,896,050
CAFCO LLC		
4.48% - 4.58%, 4/4/06 - 4/6/06	120,000,000 b	119,481,683
CC (USA) Inc.		
4.48%, 4/7/06	54,000,000 b	53,754,135
CHARTA LLC		
4.48% - 4.66%, 4/4/06 - 4/25/06	140,000,000 b	139,227,417
Citigroup Global Markets Holdings Inc.		

4.54% - 4.56%, 3/21/06 - 3/27/06	275,000,000	274,213,160
Citigroup Inc.		
4.67%, 4/24/06	125,000,000	124,131,875
Concord Minutemen Capital Co. LLC		
4.40%, 3/2/06	72,759,000 b	72,750,208
Credit Suisse (USA) Inc.		
4.48%, 4/5/06	90,000,000	89,612,375
Crown Point Capital Co. LLC		
4.55% - 4.71%, 3/20/06 - 5/17/06	213,699,000 b	211,903,685
Cullinan Finance Ltd.		
4.48% - 4.49%, 4/5/06 - 4/6/06	44,986,000 b	44,789,239
Deutsche Bank Financial LLC		
4.56%, 3/1/06	150,000,000	150,000,000
FCAR Owner Trust, Ser. II		
4.40% - 4.54%, 3/2/06 - 3/17/06	400,000,000	399,478,542
Gemini Securitization Corp., LLC		
4.66%, 4/24/06	28,000,000 b	27,805,960
General Electric Capital Services Inc.		
4.58%, 4/5/06 - 4/6/06	175,000,000	174,216,219
Grampian Funding Ltd.		
4.71%, 5/16/06	122,000,000 b	120,802,367
Harrier Finance Funding Ltd.		
4.47% - 4.69%, 3/27/06 - 5/2/06	269,600,000 b	268,461,431
IXIS Corporate & Investment Bank		
4.70%, 5/17/06	267,000,000	264,347,318
K2 Corp.		
4.40%, 3/2/06	147,300,000 b	147,282,201
Premier Asset Collateralized Entity LLC		
4.66% - 4.67%, 4/24/06 - 4/25/06	45,000,000 b	44,684,274
Sigma Finance Inc.		
4.40%, 3/2/06	40,000,000 b	39,995,167
Solitaire Funding Ltd.		
4.54% - 4.65%, 3/27/06 - 4/21/06	411,000,000 b	409,620,783
Toyota Motor Credit Corp.		
4.58%, 4/6/06	100,000,000 b	99,546,000
UBS Finance Delaware LLC		
4.55%, 3/1/06	100,000,000	100,000,000
Total Commercial Paper		
(cost $4,691,892,491)		**4,691,892,491**

Corporate Notes--15.8%

Commonwealth Bank of Australia		
4.54%, 8/24/10	45,000,000 a	45,000,000
Fifth Third Bancorp		
4.55%, 11/23/09	100,000,000 a	100,000,000
Harrier Finance Funding Ltd.		
4.59%, 4/13/06	61,000,000 a,b	61,000,000
HSH Nordbank AG		
4.53% - 4.54%, 9/5/06 - 10/2/06	355,000,000 a	354,975,493

Morgan Stanley		
4.59%, 2/3/11	100,000,000 a	100,000,000
Royal Bank of Scotland PLC		
4.54%, 4/21/10	210,000,000 a	210,000,000
Swedbank (ForeningsSparbanken AB)		
4.52%, 9/1/06	250,000,000 a	249,996,016
Toyota Motor Credit Corp.		
4.56%, 8/8/06	66,000,000 a,b	66,000,000
Wells Fargo & Co.		
4.53%, 7/1/11	100,000,000 a	100,000,000
Westpac Banking Corp.		
4.54%, 2/16/11	100,000,000 a	100,000,000
Total Corporate Notes		
(cost $1,386,971,509)		**1,386,971,509**

Time Deposits--10.9%

Fortis Bank (Grand Cayman)		
4.57%, 3/1/06	150,000,000	150,000,000
Landesbank Hessen-Thueringen Girozentrale (Grand Cayman)		
4.52% - 4.54%, 3/1/06	240,500,000	240,500,000
National City Bank, Cleveland, OH (Grand Cayman)		
4.50%, 3/1/06	200,000,000	200,000,000
State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
4.52%, 3/1/06	66,000,000	66,000,000
Wachovia Bank, N.A. (Grand Cayman)		
4.51%, 3/1/06	300,000,000	300,000,000
Total Time Deposits		
(cost $956,500,000)		**956,500,000**

Total Investments (cost $8,815,364,000)	**100.2%**	**8,815,364,000**
Liabilities, Less Cash and Receivables	**(.2%)**	**(16,670,006)**
Net Assets	**100.0%**	**8,798,693,994**

a   Security payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these securities amounted to $2,560,209,537 or 29.1% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.